Exhibit 99.24

Verses AI Inc. Announces Overnight Marketed LIFE & Private Placement Offering up to C$13,000,000

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, B.C., June 26, 2023 – Verses AI Inc. (NEO: VERS) (OTCQX:VRSSF) (“Verses” or the “Company”) is pleased to announce that it has entered into an agreement with Canaccord Genuity Corp. and ATB Capital Markets Inc. (together, the “Broker Dealers”) to act as co-lead underwriters, co-lead agents, and joint bookrunners in connection with the Offering (as defined below). The Broker Dealers, alone or on behalf of a syndicate, will assist the Company on (a) a “commercially reasonable efforts” underwritten overnight marketed offering (the “LIFE Offering”) of units of the Company (the “LIFE Units”); and (b) a “best efforts” agency basis private placement (the “Private Placement”, and together with the LIFE Offering, the “Offering”) of special warrants of the Company (the “Special Warrants”). Each Special Warrant shall be exercisable for one unit of the Company (each, an “Equity Unit”, and together with the LIFE Units, the “Units”) at no additional cost.

The total size of the Offering as well as certain other terms of the Units and the Special Warrants (including the issue price of each Unit and Special Warrant, the exercise price of each Warrant and the price per Share required to accelerate the expiry date of the Warrants) will be determined in the context of the market at the time of pricing. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. The closing of the Offering will be subject to market and other customary conditions, including requirements of the Exchange.

The Offering has been structured to take advantage of the listed issuer financing exemption from prospectus requirements (the “Exemption”) in Part 5A of National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”), whereby shares issued pursuant to the Exemption are freely tradeable listed equity securities not subject to any hold period (see below). The LIFE Offering will be conducted in all the provinces of Canada, except Ontario and Québec, under the Exemption, for aggregate gross proceeds up to C$10,000,000. The Private Placement will be conducted in all the provinces of Canada, except Ontario and Québec, pursuant to the “accredited investor” exemption from prospectus requirements in Part 2.3 of NI 45-106, for aggregate gross proceeds up to C$3,000,000. Both the LIFE Offering and the Private Placement may be conducted in the United States pursuant to exemptions from the registration requirements under Rule 144A and/or Regulation D of the United States Securities Act of 1933, as amended (the “1933 Act”), subject to receipt of all necessary regulatory approvals, and in those other jurisdictions outside of Canada and the United States provided it is understood that no prospectus filing or comparable obligation arises in such other jurisdiction. The LIFE Units will not be subject to resale restrictions pursuant to applicable Canadian securities laws. The Equity Units will be subject to a statutory hold period of four months in accordance with applicable Canadian securities laws.

There is an offering document relating to the LIFE Offering (the “Offering Document”) that can be accessed under the Company’s profile at www.sedar.com and on the Company’s website at verses.ai. Prospective investors should read the Offering Document before making an investment decision.

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The net proceeds of the Offering will be used for business development, general working capital, and other general corporate purposes as described in the Offering Document.

The Offering is anticipated to close on or about July 4, 2023 (the “Closing Date”), or such other date as may be agreed upon by the Company and the Broker Dealers, and completion of the Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Exchange.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the 1933 Act or under any U.S. state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act, and applicable U.S. state securities laws.

About VERSES

Verses is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural systems and the design principles of the human brain and the human experience, Verses flagship offering, GIA™, is an Intelligent Agent for anyone powered by KOSM™, a network operating system enabling distributed intelligence. Built on open standards, KOSM transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn, and Twitter.

On Behalf of the Company

Gabriel René

Verses AI Inc.

Co-Founder & CEO

press@verses.io

Media and Investor Relations Inquiries

Leo Karabelas

Focus Communications

President

info@fcir.ca

416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although Verses believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, amongst others, the Company’s ability to complete the Offering on the terms announced or at all and the use of proceeds of the Offering. Such statements and information reflect the current view of Verses. There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

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By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause Verses actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others: the ability of the Company to complete the Offering on the terms announced or at all and the to use of proceeds of the Offering as announced or at all; currency fluctuations; limited business history of the parties; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses; and general development, market and industry conditions. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Verses cautions that the foregoing list of material factors is not exhaustive. When relying on Verses’ forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Verses has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Verses as of the date of this press release and, accordingly, are subject to change after such date. Verses does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this press release.